Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER dated as of November 5, 2018 by and between Xiangtian (USA) Air Power Co., Ltd., a Nevada corporation (“Xiangtian”) and XT Energy Group, Inc., a Nevada corporation (“Subsidiary”).

WHEREAS, Subsidiary is the wholly-owned subsidiary of Xiangtian; and

WHEREAS, the board of directors of Xiangtian deems it advisable and in the best interests of its stockholders that Subsidiary be merged with and into Xiangtian, with Xiangtian remaining as the surviving corporation under the name “XT Energy Group, Inc.”; and

WHEREAS, the board of directors of Xiangtian have approved the plan of merger embodied in this Agreement pursuant to NRS 92A.180; and

WHEREFORE, the parties hereto do hereby agree to merge on the terms and conditions herein provided, as follows:

1. The Merger

(a) The Merger. Upon the terms and subject to the conditions hereof, on the Effective Date (as hereinafter defined), Subsidiary shall be merged with and into Xiangtian in accordance with the laws of the State of Nevada (the “Merger”). The separate existence of Subsidiary shall cease, and Xiangtian shall be the surviving corporation under the name “XT Energy Group, Inc.” (the “Surviving Corporation”) and shall be governed by the laws of the State of Nevada.

(b) Effective Date. The Merger shall become effective on the date and at the time (the “Effective Date”) that:

(i) the Articles of Merger, in substantially the form approved by the Board of Directors of Xiangtian, that the parties hereto intend to deliver to the Secretary of State of the State of Nevada, are accepted and declared effective by the Secretary of State of the State of Nevada;

(ii) after satisfaction of the requirements of the laws of the State of Nevada.

(c) Articles of Incorporation. On the Effective Date, the Articles of Incorporation of Xiangtian, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the Articles of Incorporation of the Surviving Corporation except that Article I of the Articles of Incorporation of Xiangtian, as the Surviving Corporation, shall be amended to state that the name of the corporation is “XT Energy Group, Inc.”

(d) Bylaws. On the Effective Date, the Bylaws of Xiangtian, as in effect immediately prior to the Effective Date, shall continue in full force and effect as the Bylaws of the Surviving Corporation.

(e) Directors and Officers. The directors and officers of Xiangtian immediately prior to the Effective Date shall be the directors and officers of the Surviving Corporation, until their successors shall have been duly elected and qualified or until otherwise provided by law, the Articles of Incorporation of the Surviving Corporation or the Bylaws of the Surviving Corporation.

2. Effect of the Merger upon Shares

(a) Common Stock and Preferred Stock of Xiangtian. The capital stock of Xiangtian shall not be affected by the Merger. Each share of common stock of Xiangtian, par value of $0.001 per share, issued and outstanding immediately prior to the Effective Date shall continue to represent one fully paid and non-assessable share of the common stock, par value of $0.001 per share, of Xiangtian, as the Surviving Corporation. Each share of preferred stock of Xiangtian, par value of $0.001 per share, issued and outstanding immediately prior to the Effective Date shall continue to represent one fully paid and non-assessable share of the preferred stock, par value of $0.001 per share, of Xiangtian, as the Surviving Corporation.

(b) Common Stock of Subsidiary. Upon the Effective Date, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of Subsidiary, par value of $0.001 per share, issued and outstanding immediately prior to the Effective Date shall be cancelled.

3. Effect of the Merger

(a) Rights and Privileges. On the Effective Date of the Merger, the Surviving Corporation, without further act, deed or other transfer, shall retain or succeed to, as the case may be, and possess and be vested with all the rights, privileges, immunities, powers, franchises and authority, of a public as well as of a private nature, of Subsidiary and Xiangtian; all property of every description and every interest therein, and all debts and other obligations of or belonging to or due to each of Subsidiary and Xiangtian on whatever account shall thereafter be taken and deemed to be held by or transferred to, as the case may be, or invested in the Surviving Corporation without further act or deed, title to any real estate, or any interest therein vested in Subsidiary or Xiangtian, shall not revert or in any way be impaired by reason of this merger; and all of the rights of creditors of Subsidiary and Xiangtian shall be preserved unimpaired, and all liens upon the property of Subsidiary or Xiangtian shall be preserved unimpaired, and all debts, liabilities, obligations and duties of the respective corporations shall thenceforth remain with or be attached to, as the case may be, the Surviving Corporation and may be enforced against it to the same extent as if all of said debts, liabilities, obligations and duties had been incurred or contracted by it.

(b) Further Assurances. From time to time, as and when required by the Surviving Corporation or by its successors and assigns, there shall be executed and delivered on behalf of Subsidiary such deeds and other instruments, and there shall be taken or caused to be taken by it such further other action, as shall be appropriate or necessary in order to vest or perfect in or to confirm of record or otherwise in the Surviving Corporation the title to and possession of all the property, interest, assets, rights, privileges, immunities, powers, franchises and authority of Subsidiary and otherwise to carry out the purposes of this Agreement, and the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of Subsidiary or otherwise to take any and all such action and to execute and deliver any and all such deeds and other instruments.

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4. General

(a) Abandonment. Notwithstanding any approval of the Merger or this Agreement by Xiangtian, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, by Xiangtian.

(b) Amendment. At any time prior to the Effective Date, this Agreement may be amended or modified in writing by the board of directors of Xiangtian.

(c) Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Nevada.

(d) Counterparts. In order to facilitate the filing and recording of this Agreement, the same may be executed in any number of counterparts, each of which shall be deemed to be an original.

(e) Electronic Means. Delivery of an executed copy of this Agreement by electronic facsimile transmission or other means of electronic communication capable of producing a printed copy will be deemed to be execution and delivery of this Agreement as of the date hereof.

IN WITNESS WHEREOF, the parties hereto have entered into and signed this Agreement as of the date set forth above.

XIANGTIAN (USA) AIR POWER CO., LTD.
By:	/s/ Zhou Deng Hua
Name: Zhou Deng Hua Title: Chief Executive Officer

XT ENERGY GROUP, INC.

By:	/s/ Zhou Deng Hua
Name: Zhou Deng Hua Title: President

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